UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July 2025

Commission File Number: 001-39301

LION GROUP HOLDING LTD.

Not Applicable

(Translation of registrant’s name into English)

Cayman Islands

(Jurisdiction of incorporation or organization)

10 Ubi Crescent, #06-51 (Office 12), Ubi Techpark

Singapore 408574, Lobby C

(Address of principal executive office)

Registrant’s phone number, including area code

+65 8877 3871

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Information Contained in this Form 6-K Report

Subsequent Offering under Purchase Agreement.

On July 21, 2025, Lion Group Holdings Ltd. (the “Company”) consummated its subsequent offering (“Subsequent Offering”) of an additional senior secured convertible note (the “Subsequent Offering Note”) to an institutional buyer (the “Buyer”) pursuant to the terms of the Securities Purchase Agreement (the “Purchase Agreement”) and related transaction documents dated June 17, 2025 entered by the Company and the Buyer as previously disclosed in the current report on Form 6-K filed with the United States Securities and Exchange Commission (the “Commission”) on June 18, 2025.

At the closing of the Subsequent Offering, the Company sold to the Buyer the Subsequent Offering Note in the principal amount of $3,000,000. The Subsequent Offering Note was offered on the same terms as the senior secured convertible notes issued to the Buyer on June 18, 2025.

In connection with the Subsequent Offering, the Company entered into a Right to Receive Tokens agreement (“Right to Receive Tokens”). Pursuant to the Right to Receive Tokens, the Buyer or its permitted assignees (the “Holder”) will have the right to receive certain Tokens in accordance with the terms of the Right to Receive Tokens upon the Holder’s exercise of the right. If the Company fails to deliver certain tokens, the Company will be required to pay in cash to the Holder an amount calculated based on the number of Tokens and the Tokens’ trading price.

The offer and sale to the Buyer of the Subsequent Offering Note, as well as the American Depositary Shares of the Company issuable upon conversion of or in payment of interest on the Subsequent Offering Note, will be made in reliance upon Section 4(a)(2) under the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder (the “Securities Act”), or upon such other exemption or exclusion from the registration requirements of the Securities Act as may be available with respect to any or all of the transactions with the Buyer to be made under the Purchase Agreement.

The foregoing descriptions of the Subsequent Offering Note and the Right to Receive Tokens are not complete and are qualified in their entirety by reference to the full text of the form of the Subsequent Offering Note and the form of Right to Receive Tokens, copies of which is filed as Exhibit 10.1 and Exhibit 10.2, respectively, hereto and are incorporated herein by reference.

Exhibit	Description
10.1	Form of Subsequent Offering Note
10.2	Form of Right to Receive Tokens

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 22, 2025

LION GROUP HOLDING LTD.

By:	/s/ Chunning Wang
Name:	Chunning Wang
Title:	Chief Executive Officer and Director

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